

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 26, 2016

Via E-mail
Mr. Eduardo E. Cordeiro
Executive Vice President and Chief Financial Officer
Cabot Corporation
Two Seaport Lane
Boston, MA 02210-2019

      RE: Cabot Corporation
                Form 10-K for the Year Ended September 30, 2015
                Filed November 25, 2015
                File No. 1-5667

Dear Mr. Cordeiro:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction